UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 2, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

LOSS-OF-LIFE INCIDENT AT HARMONY’S KUSASALETHU MINE

Johannesburg, Tuesday, 2 May 2023. Harmony Gold Mining Company Limited (“Harmony”) regrets to announce a loss of life incident at its Kusasalethu Mine, near Carletonville on Sunday, 30 April 2023. A seismic induced fall of ground event resulted in the loss of life of one of its night shift team leaders.

The management and employees of Harmony express their sincerest condolences to the family of the deceased and to the Kusasalethu team who have been affected by this tragic incident.

Peter Steenkamp, the Chief Executive Officer, stated, “I am deeply disappointed by this loss of life, especially considering the significant efforts we have made to foster a safety culture within our organisation.”

Safety is at the core of Harmony’s values, and the company continues to prioritise rigorous safety standards throughout all of its operations. All work in the affected section has been temporarily ceased, pending a comprehensive internal investigation.

For more details contact:

Ofentse Mpitso
Acting Head of Communications
+27 (0)83 294 5667 (mobile)

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

2 May 2023

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 2, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director